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                                                                       EXHIBIT 5

                             [Letterhead of Lyford]

                                 March 21, 2003

VIA FACSIMILE and UPS

Ms. Anna Williams
Harken Energy Corporation
580 WestLake Park Blvd., Suite 600
Houston, Texas 77079

   Re: Annual Meeting of Stockholders - Proposal to Increase Authorized Shares

Dear Anna:

     I have received a copy of the preliminary Proxy Statement (File No. 1-10262) of Harken Energy Corporation (the "Company") filed with the Securities and Exchange Commission on March 4, 2003 in connection with the Company's next Annual Meeting of Stockholders currently scheduled to be held on or about May 20, 2003. I understand that you believe it would be advisable to disclose in the Proxy Statement Lyford Investments Enterprises Ltd's intention to vote on the proposal to increase the authorized shares of common stock of the Company.

     This confirms that for purposes of the disclosure in the Proxy Statement, Lyford will vote for the approval to increase the number of authorized shares of common stock of the Company sufficient to redeem all of the Company's outstanding 5% Senior Convertible Notes due May 26, 2003 and 5% Convertible Notes due November 26, 2003, plus accrued interest.

                                 Very truly yours,

                                 Lyford Investments Enterprises Ltd.


                                 /s/  Alan G. Quasha
                                 -----------------------------------------------
                                 Alan G. Quasha
                                 Attorney-in-Fact